This slide is not for distribution in isolation and must be viewed in conjunction with the accompanying term sheet, product supplement, prospectus supplement and prospectus, which further describe the terms, conditions and risks associated with the notes.

J.P.Morgan

Return Notes Linked to an Equally Weighted Basket of 15 Reference Stocks, due August 13, 2014

The notes are designed for investors who seek exposure to the performance of an equally weighted basket of 15 Reference Stocks subject to the Basket Adjustment Factor. Investors should be willing to forgo interest and dividend payments and, if the Basket declines or if the Ending Basket Level is not greater than the Starting Basket Level by at least approximately 0.81% be willing to lose some or all of their principal. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.

Trade Details/Characteristics

Basket:	The Basket consists of 15 common stocks or American Depositary Shares ('ADS') (each a 'Reference Stock' and collectively, the 'Reference Stocks'). The issuers of the Reference Stocks, the Bloomberg ticker symbol, the relevant exchange, and the weight of each Reference Stock are set forth under 'The Basket' on the right hand side of the factsheet.
Payment at Maturity:	Payment at maturity will reflect the performance of the Basket, subject to the Basket Adjustment Factor. Accordingly, at maturity, you will receive an amount per $1,000 principal amount calculated as follows: $1,000 x (1 + Basket Return) x Basket Adjustment Factor **Because the Basket Adjustment Factor is 99.20%, you will lose some or all of your investment at maturity if the Basket Return is less than 0.81%.** For more information on how the Basket Adjustment Factor can impact your payment at maturity, please see "Hypothetical Examples of Total Return at Maturity" below.
Basket Return:	(Ending Basket Level – Starting Basket Level) / Starting Basket Level
Basket Adjustment Factor:	99.20%
Starting Basket Level:	Set equal to 100 on the pricing date
Ending Basket Level:	The Basket Closing Level on the Obervation Date
Basket Closing Level:	100 x [1 + sum of (Stock Return of each Referene Stock x 1/15)]
Stock Return:	(Final Stock Price - Initial Stock Price)/Initial Stock Price
Initial Stock Price:	With respect to each Reference Stock, the closing price of one share of that Reference Stock on the pricing date divided by the applicable Stock Adjustment Factor
Final Stock Price:	With respect to each Reference Stock, the closing price of one share of that Reference Stock on the Observation Date
Stock Adjustment Factor:	With respect to each Reference Stock, set initally at 1.0 on the pricing date and subject to adjustment under certain circumstances
Observation Date:	August 08, 2014
Maturity Date:	August 13, 2014
CUSIP:	48126NLC9
Preliminary Termsheet:	http://www.sec.gov/Archives/edgar/data/19617/000119312513298921/d572594dfwp.htm

Please see the term sheet hyperlinked above for additional information about the notes, including JPMS's estimated value, which is the estimated value of the notes when the terms are set.

The Basket

Bloomberg Ticker Symbol	Reference Stock Issuer	Relevant Exchange	Weight
WFC	Wells Fargo & Co	NYSE	1/15
BAC	Bank of America Corp	NYSE	1/15
C	Citigroup Inc	NYSE	1/15
SIVB	SVB Financial Group	NASDAQ GS	1/15
KEY	KeyCorp	NYSE	1/15
ZION	Zions Bancorporation	NASDAQ GS	1/15
PRU	Prudential Financial Inc	NYSE	1/15
LNC	Lincoln National Corp	NYSE	1/15
AIG	American International Group I	NYSE	1/15
HBC	HSBC Holdings PLC	NYSE	1/15
PNC	PNC Financial Services Group I	NYSE	1/15
USB	US Bancorp/MN	NYSE	1/15
STI	SunTrust Banks Inc	NYSE	1/15
COF	Capital One Financial Corp	NYSE	1/15
RGA	Reinsurance Group of America I	NYSE	1/15

Risk Considerations

The risks identified below are not exhaustive. Please see the term sheet hyperlinked above for more information.

- Your investment in the notes may result in a loss of some or all of your principal.
- The Basket Adjustment Factor will diminish any increase in the value of the Basket and magnify any decline in the value of the Basket
- Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
- JPMorgan Chase & Co. and its affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging JPMorgan Chase & Co.'s obligations under the notes. Their interests may be adverse to your interests.
- No interest payments and no ownership or dividend rights in the Reference Stocks
- JPMS's estimated value will be lower than the issue price (price to the public) of the notes.
- JPMS's estimated value does not represent the future value of the notes and may differ from others' estimates.
- JPMS's estimated value is not determined by reference to credit spreads for our conventional fixed rate debt.
- The value of the notes as published by JPMS may be higher than JPMS' then-current estimated value of the notes for a limited time period.
- Lack of liquidity - J.P. Morgan Securities LLC ("JPMS") intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.
- Secondary market prices will be impacted by many economic and market factors.
- The anti-dilution protection for the Reference Stocks is limited and may be discretionary.
- The notes are subject to the risks of non-U.S. issuers of equity securities.
- The notes are subject to foreign currency exchange rate risk.
- There are differences between the holders of an ADS of HSBC and a holder of its ordinary shares.
- Correlation (or lack of correlation) of the Reference Stocks.

Hypothetical Examples of Total Return at Maturity

Ending Basket Level	Basket Return	Total Return
180.00	80.00%	78.56%
140.00	40.00%	38.88%
120.00	20.00%	19.04%
105.00	5.00%	4.16%
100.81	0.81%	0.00%
100.50	0.50%	-0.30%
100.00	0.00%	-0.80%
95.00	-5.00%	-5.76%
90.00	-10.00%	-10.72%
70.00	-30.00%	-30.56%
60.00	-40.00%	-40.48%
20.00	-80.00%	-80.16%
0.00	-100.00%	-100.00%

The following table illustrates the hypothetical total return at maturity for each $1,000 principal amount note. The "total return" as used in this document is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. Each hypothetical total return set forth and reflects the Basket Adjustment Factor of 99.20% and the Starting Basket Level of 100. Each hypothetical total return set forth below is for illustrative purposes only and may not be the actual total return applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

SEC Legend: JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the SEC for any offerings to which these materials relate. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in the this offering will arrange to send you the prospectus, the prospectus supplement as well as any relevant product supplement and term sheet if you so request by calling toll-free 866-535-9248.

IRS Circular 230 Disclosure: JPMorgan Chase & Co. and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with JPMorgan Chase & Co. of any of the matters address herein or for the purpose of avoiding U.S. tax-related penalties.
Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. The products described herein should generally be held to maturity as early unwinds could result in lower than anticipated returns. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters.
This material is not a product of J.P. Morgan Research Departments. J.P. Morgan is the marketing name for JPMorgan Chase & Co. and its subsidiaries and affiliates worldwide. J.P. Morgan Securities LLC is a member of FINRA, NYSE and SIPC. Clients should contact their salespersons at, and execute transactions through, a J.P. Morgan entity qualified in their home jurisdiction unless governing law permits otherwise.

Filed pursuant to Rule 433
Registration Statement No. 333-177923
Dated: July 22,2013